March 1, 2013


Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001


      Re:    Saratoga Investment Corp. (the "Company")
              Registration Statement on Form N-2
              File Number 333-186323

Dear Mr. Boehm:

We have reviewed the registration statement referenced above and have the following comments. Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Prospectus Cover Page

It appears from the "Ranking of Notes" discussion highlighted on page 11 that the Notes should not be referred to as "Senior" Notes. Please make conforming deletions throughout the prospectus.

Please disclose a plain English definition of "*pari passu*."

Clarify the extent to which the Notes will be effectively subordinated to all outstanding and future debt issued by the Company and its subsidiaries.

Disclose that the debt securities in which the Company invests will generally be considered below investment grade, which are also known as "junk securities" and that indebtedness below investment grade quality has predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. Also disclose, if true, that a material amount of the Company's debt investments contain interest reset provisions that may make it more difficult for the borrowers to make debt repayments to the Company. Further disclose, if true, that a material amount of the Company's debt investments will not fully amortize during their lifetime, which could result in a substantial loss to the Company if the portfolio company is unable to refinance or repay the debt at maturity.

The cover page of the prospectus does not appear to include a footnote to the public offering price regarding allocated interest (*e.g.*, Plus accrued interest, if any, from XXX XX, 201X.) Please revise the disclosure as needed, or explain why *pro forma* language is not needed.

Expand footnote (1) to also identify the approximate dollar amount in offering expenses on a per Note basis.

Ladenburg Thalmann & Co. Inc. should be referred to as the "Underwriter" instead of the "Sole Bookrunning Manager."

Reverse the order of the last two sentences of the paragraph appearing above the Table of Contents.

Prospectus Summary

Overview  (page 1)

Clarify whether the $102.9 million net asset figure includes the Company's Saratoga CLO investment fair valued at $24.6 million.

It appears, from the disclosure on page 54, that the Company's investment in the subordinated notes of Saratoga CLO fair valued at $24.6 million, represents a first loss position that, at November 30, 2012, supports a portfolio composed of $393.4 million in aggregate principal amount of loans. Disclose which class of subordinated notes issued by Saratoga CLO that the Company owns, and highlight the risk profile of that class.

Expand the third paragraph to define "term loan" and "middle market companies."

Clarify that, while "leveraged loans also have the benefit of the security interests on the assets of the portfolio company" in which the Company invests, the Company would likely lose money on such investment in the event of a default on the loan.

Saratoga Investment Advisors  (page 2)

Revise the first sentence to instead identify the number of years of experience in leverage finance that each of the five principal identified possesses.

Identify the year in which the company's investment adviser was established, and also the year in which it began advising BDCs.

Investments  (page 2)

Identify the percentage of the Company's portfolio loans which have a first lien security interest for the entire amount of the loan.

Clarify that "non-investment grade" and "below investment grade" are also referred to as "junk."

<u>Valuation process</u>  (page 4)

In your response letter, please inform the staff whether the Company's Board of Directors will review and approve in advance the valuation methodology of any third-party pricing service it uses and confirm that the Board will regularly review the historical accuracy of its fair value methodologies.  <u>See</u> Release No. IC-26299; "Compliance Programs of Investment Companies and Investment Advisers," (December 17, 2003).

<u>Corporate History and Information</u>  (page 8)

A summary of the discussion appearing under the heading " Legal Proceedings," on page 85, should be included as part of the "Corporate History and Information" section.

Disclose, if true, that the 986,842 shares issued as part of the recapitalization transaction were subsequently registered for resale for the benefit of the investors in the private sale approximately six months after making their investment.

<u>Ranking of  Notes</u>  (page 11)

Expand the fourth bullet to highlight, in plain English, the significance and impact of structural subordination on the Notes.

Also highlight, in this section, the statement appearing on page 123 that "the indenture does not contain any provisions that give you protection in the event we issue a large amount of debt or we are acquired by another entity."

<u>Defeasance</u>  (page 12)

Please provide plain English definitions of "defeasance" and "covenant defeasance" and highlight the potential consequences of each to holders of the Notes.

<u>Further Issuances</u>  (page14)

Clarify whether future issuances of additional debt securities could rank higher in priority of payment and have a lien or other security interest greater than that accorded holders of the Notes.

<u>Use of Proceeds</u>  (page 14)

Disclose the approximate dollar amount of net proceeds that will be used to repay the outstanding indebtedness  under the Credit Facility.  Will the Credit Facility then be fully paid off and terminated?  Or will it remain in place for future re-borrowings by the Company and, if so, disclose the unused credit line that would be available, the interest rate and any commitment fee payable by the Company, as well as the relative ranking of the Notes vis-à-vis the Credit Facility. Also summarize any other information required by Item 7.1, and related Instructions, of Form N-2.

Summarize the information called for by Item 7.2 of Form N-2.

Selected Financial and Other Data  (page 15)

In each table presented in the prospectus, whenever a dash is used specify whether it signifies "0" or "Not Applicable."

It appears that footnote (1) should also cross-reference note 5 of the consolidated financial statements for the period ended November 30, 2012. In this regard, it is unclear why the incentive management fees appearing on page F-3 are negative $412,654 for the three months ended November 30, 2012. Please disclose that factors that gave rise to negative incentive management fees.

It appears from the presentation of the "Per Share" data that a material amount of the Company's distributions may have consisted of returns of capital. In your response letter, please indicate whether any distributions consisted of returns of capital and, to the extent that they did, also provide all applicable additional disclosure.

Risk Factors  (page 18)

Expand the fourth sentence of the first paragraph to make clear that this section nonetheless describes the principal risk factors associated with investment in the Company specifically, as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to the Company's. *See* Item 8.3.a. of Form N-2. In this regard, add any additional risk factors as appropriate.

The Division of Investment Management has recently made a number of observations about derivative related disclosure in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. Please review the observations set forth in that letter and revise your disclosure, if necessary, to describe the Company's use and the risks of derivatives. In the alternative, confirm, in your response letter, that the prospectus accurately and specifically describes the Company's use of derivatives in a manner customized to proposed Company operations.

The Notes are not secured against any Company assets or the assets of any of its subsidiaries, likely increasing the chances that the Notes will trade at a discount sometime in the future. Is an incentive fee payable if the Company repurchases the Notes when they are trading at a discount? If so, please expand the risk disclosure as needed.

In this regard, also disclose whether the proceeds from an offering or other future borrowings may be used to make repurchases and cancellations of the Company's outstanding debt at a discount that might generate a gain thereby increasing the incentive fee payable to the Company's Investment Adviser.

Under the terms of the investment advisory and management agreement… (page 19)

Disclose where an investor may readily find information pertaining to both the original cost basis and the May 31, 2010 fair value cost basis for each of the Company's investments.

Ratio of Earnings to Fixed Charges (page 40)

Note that any prospectus that triggers the need to include a Fee Table and Example should be updated to reflect the increase in interest expense and costs related to the offering and issuance of the Notes. Any such fee table and Example should also be updated in accordance with current staff positions regarding an increase in expense.

Note About Forward-Looking Statements (page 41)

Disclose that the forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act. In addition, disclose that the forward-looking statements contained in any reports that the Company may file under the Exchange Act will be excluded from the safe harbor protection provided by Section 21E of the Exchange Act.

Portfolio and Investment Activity (page53)

Provide information pertaining to the Company's portfolio investments that were delinquent or in default during the last three fiscal years and for the nine months ended November 30, 2012.

With respect to the Company's investment in the subordinated notes of Saratoga CLO, please disclose information on a "look-through" basis similar to that which is provided for the Company's other investments and that appears under "Portfolio CMR distribution," "Portfolio composition by industry grouping at fair value," and "Portfolio composition by geographic location at fair value."

Expand the disclosure contained in the first paragraph appearing after the "Portfolio composition" table to specify the dollar amount of the Saratoga CLO portfolio investments that were in default at November 30, 2012, and for each of the last three fiscal years.

<u>Portfolio CMR distribution</u> (page 55)

Expand the presentation to specify the dollar amount of the investments included in the table that resulted in actual direct or indirect losses to the Company.

<u>Administration Agreement</u>  (page 95)

The disclosure indicates that the Company reimburses the administrator for the allocable portion of overhead and other expenses incurred by the administrator in performing its obligations under the administration agreement, including rent and the allocable portion of the costs of the Company's officers and their respective staffs, including travel expenses.  In your response letter, please confirm to the staff that the Board exercises appropriate oversight with respect to the equity of the allocation methodology referenced in the administration agreement.  Also confirm that the description of the allocated expenses describes fully all expenses allocated under the administration agreement.

<u>Review, Approval or Ratification of Transactions with Related Persons</u>  (page 107)

Disclose the applicable definition of  "related persons."

<u>Description of the Notes</u>  (page 123)

At the end of the second paragraph, state that this summary nonetheless describes the material terms of the Notes and the indenture.  In this regard, expand the summary presentation, as necessary, to ensure that the material terms of the Notes and the indenture are in fact described thereunder.

It appears that the description of capital stock, long term debt outstanding and other securities, as required by Item 10 of Form N-2, has been omitted from the prospectus.  Please expand the disclosure to provide all such applicable information.

 In this regard, disclose that the Company's bylaws contain a provision exempting from the Maryland Control Share Acquisition Act any and all acquisitions by any person of the Company's common stock.

<u>Underwriting</u>  (page 134)

Please confirm to the staff whether FINRA has approved the underwriting terms of the Company's offering.

Under a section captioned "Additional Underwriter Compensation" provide a description of the terms of any agreement that the Company will have entered into with the underwriters for services other than distribution, and specify the nature of the services that the underwriter has provided or will provide thereunder that differ from typical underwriting services. Please disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually, and file all such agreements as exhibits in a pre-effective amendment to the registration statement.

Signatures

Please update the signature page to reflect Mr. Grisius' recent appointment as the Company's president.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,


Dominic Minore
Senior Counsel